FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 May 2011

HSBC SETS OUT STRATEGY EXECUTION PLAN
*** Distinctive position aligned with key trends ***
*** Disciplined capital allocation to drive growth priorities ***
*** Sustainable cost savings to improve efficiency ***
*** Experienced management team accountable for delivery ***

HSBC Holdings plc is today holding a series of presentations on Group Strategy for investors and analysts at its London headquarters located at 8 Canada Square, Canary Wharf. The presentations will be given by the senior leadership and executive management of the Group. Registration for webcast viewing of these presentations is available at www.hsbc.com. Presentations will be made available on our website during the course of today.

Highlights
• Targeting return on common equity of 12-15% over the cycle supported by pre-tax return on risk weighted assets of 1.8-2.6%
• Targeting US$2.5-3.5bn of sustainable cost saves, to enable further self-funded investment and to reach cost efficiency ratio target of 48-52%, by 2013
• Capturing growth initiatives by leveraging strong balance sheet - room to grow advances-to-deposits ratio from 79% within guideline of maximum 90%
• Mitigating management actions could limit pro-forma Basel III capital impact to around 120 basis points
• Financial strength continues to underpin strategy - targeted dividend payout ratio of 40-60%

Stuart Gulliver, Group Chief Executive, commented:
"We have a distinctive position closely aligned to global economic and demographic trends. HSBC's network covers the majority of world trade and capital flows and provides access and exposure to faster growing economies. By 2050, 19 of the world's largest 30 economies will be from what are currently termed emerging markets. At the same time global connectivity is set to accelerate. HSBC's strong balance sheet will allow us to capture growth even as we continue to generate capital and pay dividends.

"Our strategy is to be the leading international bank, concentrating on commercial and wholesale banking in globally connected markets. We will also focus on wealth management in 18 of the most relevant economies and limit retail banking to those markets where we can achieve profitable scale.

"However, we face important challenges, and to capture this opportunity we must step up the pace and intensity of change. We will increase capital deployment discipline, directing investment to faster growing markets and businesses as we scale back elsewhere. We are screening each of our operations and businesses through five filters: future economic potential; relevance to connectivity; profitability (return on equity); efficiency (cost efficiency ratio); and liquidity (advances-to-deposits ratio). This will result in a series of actions. We will continue to invest in markets with strategic relevance and high actual or potential returns and will either turn around or dispose of other businesses. In the US we are conducting a strategic review of our cards business and parts of the branch network to better align it with Group strategy and reallocation of capital.

"We have launched a programme to target US$2.5-3.5bn of cost saves to reach our cost efficiency ratio target of 48-52%. This programme will consist of implementing consistent business models in Retail Banking and Wealth Management and Commercial Banking; re-engineering and de-layering global business functions; re-engineering business processes; and streamlining IT.

"This is not about shrinking the business but about creating capacity to re-invest in growth markets and to provide a buffer against regulatory and inflationary headwinds. I and my experienced management team are committed to achieving these operating and financial targets and are wholly accountable for their delivery."

Investor Relations enquiries to:

London
Nick Collier	+44 (0)20 7991 8283	nickcollier@hsbc.com
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Media enquiries to:

London
Robert Bailhache	+44 (0)20 7992 5712	robert.bailhache@hsbc.com
Hong Kong
Patrick McGuinness	+852 6397 2713	patrick.mcguinness@hsbc.com

Cautionary Statement Regarding Forward-Looking Statements

This News Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, our target returns on equity and risk-weighted assets, our estimates of future cost saves and cost-efficiency ratio, our targeted advances-to-deposits ratio and other measures of future economic performance. These and other statements are based upon the current beliefs and expectations of HSBC Holdings plc's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements include our inability to reallocate capital efficiently in or from the US; our inability to implement one or more of our cost-saving programmes or the failure of such programmes to achieve material savings; lower than expected income growth, or income decline, in Asia, Latin America or other emerging market economies in which we operate and those found in HSBC Holdings plc's Annual Report on Form 20-F for the year ended 31 December 2010, which has been filed with the U.S. Securities and Exchange Commission and is available on HSBC Holdings plc's website (www.us.hsbc.com) and on the Securities and Exchange Commission's website (www.sec.gov). HSBC Holdings plc does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 May 2011